EXHIBIT 99.3

Notice Regarding Work Stoppage

As disclosed under the caption “Risk Factors” in the Prospectus dated May 30, 2013 of Kamada Ltd. (the “Company”), filed with the Securities and Exchange Commission pursuant to Rule 424B on May 31, 2013, in the course of the Company’s negotiations with the Histadrut (General Federation of Labor in Israel) and the employees' committee, a work stoppage could occur.   Such a work stoppage has occurred, but those negotiations are continuing. The Company cannot anticipate how long the work stoppage will last. However, the Company currently does not anticipate that this work stoppage will have a material adverse effect on the business or financial condition of the Company.